

June 29, 2012

Via Facsimile
Ms. Rebecca Gregarek
President and Chief Executive Officer
Art Dimensions, Inc.
3636 S. Jason Street
Englewood, Colorado 80113

>   **Re: Art Dimensions, Inc.**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2010**
>   **Filed May 29, 2012**
>   **File No. 000-53853**

Dear Ms. Gregarek:

We have reviewed your response dated May 29, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010, Filed May 29, 2012

Item 8. Financial Statements and Supplementary Data, page 19

Reports of Independent Registered Public Accounting Firms, pages 22 through 23

1. We note that the report of MaloneBailey, LLP (MaloneBailey) on your financial statements for the year ended December 31, 2010 makes reference in the scope paragraph of the report to reliance on the report of other auditors dated March 25, 2009, with respect to the amounts included in the cumulative column from January 28, 2008 (inception) to December 31, 2010 for the period from January 29, 2008 (inception) to December 31, 2009. However, we note that MaloneBailey does not base their opinion on both their audit and the report of the other auditors. Please have MaloneBailey revise their report to

reflect this division of responsibility in the opinion paragraph. Please refer to SAS AU Section 508.12-13.

Item 9A(T). Controls and Procedures, page 32

Management's Report on Internal Control Over Financial Reporting, page 32

2. We note that your management evaluated the effectiveness of your internal control over financial reporting as of December 31, 2011; however the end of the period covered by this report was December 31, 2010. Please revise to provide management's evaluation as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting, page 32

3. We note your disclosure that "There was no change in the Company's internal control over financial reporting that occurred during the period covered by this report…" Please revise to use the same language as seen in Item 308(c) of Regulation S-K and disclose, if true, that there was no change in your internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In future filings including Form 10-Q, please revise this language in the same manner.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief